Oppenheimer Balanced Fund
Period Ending 9-30-2011
Exhibit 77C

On August 12, 2011, a special meeting of the shareholders of Oppenheimer Balanced Fund ("Balanced Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Balanced Fund and Oppenheimer Equity Income Fund, Inc. ("Equity Income Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Balanced Fund to Equity Income Fund in exchange for Class A, Class B, Class C and Class N shares of Equity Income Fund; (b) the distribution of shares of Equity Income Fund to the corresponding Class A, Class B, Class C and Class N shareholders of Balanced Fund in complete liquidation of Balanced Fund; and (c) the cancellation of the outstanding shares of Balanced Fund.   24,916,587 affirmative votes were cast, 1,040,092 negative votes were cast, and 1,472,086 votes abstained.